Exhibit 18

CIFC Corp.
250 Park Avenue
4th Floor
New York, NY 10177

Dear Sirs/Madams:
We have audited the financial statements of CIFC Corp. as of December 31, 2014 and 2013, and for each of the periods ended December 31, 2014 and 2013, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 18, 2015, which expresses an unqualified opinion. Note 9 to such financial statements contains a description of your adoption during the year ended December 31, 2014 of a change in your Company's annual goodwill impairment testing date from December 31 to November 30. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 18, 2015